Filed by Fyffes plc

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Companies: Chiquita Brands International, Inc. (Commission File No. 001-01550); Fyffes plc

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED AND WILL BE FILED WITH THE SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”), has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. ChiquitaFyffes has filed with the SEC a post-effective amendment to the registration statement on Form S-4 that includes a First Supplement to the Proxy Statement/Prospectus/Scheme Circular. The post-effective amendment to the registration statement on Form S-4 was declared effective by the SEC on October 8, 2014. Chiquita and Fyffes are in the process of mailing the definitive First Supplement to the Proxy Statement/Prospectus/Scheme Circular to each of the Chiquita shareholders that previously received the Proxy Statement/Prospectus and to each of the Fyffes shareholders who appear on the register of shareholders as of the date of the mailing. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT), THE FIRST SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme), the First Supplement to the Proxy Statement/Prospectus/Scheme Circular and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme), the definitive First Supplement to the Proxy Statement/Prospectus/Scheme and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive Proxy Statement/Prospectus/Scheme Circular and the definitive First Supplement to the Proxy Statement/Prospectus/Scheme Circular that will be mailed to shareholders and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking statements.” These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the registration statement on Form S-4 and the First Supplement to the Proxy Statement/Prospectus/Scheme Circular that is included in the post-effective amendment to the registration statement on Form S-4 that were filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular that was mailed to shareholders and in the definitive First Supplement to the Proxy Statement/Prospectus/Scheme Circular that will be mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita, nor Fyffes, undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this communication constitutes an asset valuation.

Statement Required by the Takeover Rules

The directors of Chiquita accept responsibility for the information contained in this announcement other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Fyffes accept responsibility for the information contained in this announcement relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

***

The following announcement was issued by Fyffes plc and Chiquita Brands International, Inc. on October 10, 2014.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

For immediate release

October 10, 2014

CHIQUITA AND FYFFES, FOLLOWING ORDER OF IRISH HIGH COURT, COMMENCE MAILING SUPPLEMENTAL PROXY STATEMENT/PROSPECTUS FOR REVISED RECOMMENDED ALL SHARE OFFER

Proposed combination will create the leading global produce company across key categories

Revised transaction agreement increases Chiquita shareholders’ ownership of combined company from 50.7% to 59.6%

Chiquita Board reaffirms recommendation that its shareholders vote for Fyffes transaction

$60 million in annualized cost synergies targeted by end of 2016

Recent European Commission clearance completes regulatory approvals and confirms transaction’s expedited timeline to completion

CHARLOTTE, NC and DUBLIN, Ireland – October 10, 2014 - Further to their announcement on September 26, 2014 that the boards of directors of Chiquita and Fyffes had unanimously approved a revision to the terms of the proposed combination of Chiquita and Fyffes (the “Combination”), both companies today announced that on Friday, October 10, 2014 the Irish High Court granted the necessary order in respect of the amendment to the terms of the Scheme and the explanatory statement.

Under the terms of the Amended Transaction Agreement, Fyffes Shareholders will now receive 0.1113 ChiquitaFyffes Shares for each Fyffes Share they hold and Chiquita Shareholders will receive one ChiquitaFyffes Share for each Chiquita Share they hold upon completion of the Combination. At that time, Chiquita Shareholders are expected to own approximately 59.6% of ChiquitaFyffes, an increase from 50.7% under the original Transaction Agreement, and Fyffes Shareholders are now expected to own approximately 40.4% of ChiquitaFyffes, on a fully diluted basis.

“We are pleased with the increased value that these enhanced terms for Chiquita bring to our shareholders,” said Ed Lonergan, Chiquita’s Chief Executive Officer. “The Fyffes transaction is a natural strategic partnership that brings together two complementary companies to create a combined company that is better positioned to succeed in a highly competitive marketplace, while driving strong performance and value for shareholders as well as immediate benefits for customers and consumers worldwide.”

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David McCann, Fyffes Executive Chairman, added, “The combination of Chiquita and Fyffes is strategic and compelling, creating the #1 banana company globally, with synergies that can only be achieved by these companies coming together. This revised binding agreement, along with the additional synergies recently announced, reinforces our conviction that the Combination is the value-maximizing opportunity for both companies’ shareholders.”

The companies have also agreed to increase the termination fee payable to Fyffes from 1% to a more customary 3.5% of the total value of the issued share capital of Chiquita should the Combination be terminated under certain specified circumstances as detailed in the Amended Transaction Agreement. In addition under the Amended Transaction Agreement, Fyffes will also have the right to terminate the Transaction Agreement if Chiquita Shareholder Approval is not obtained on or prior to October 24, 2014. In such event Fyffes may be entitled to a termination fee if Chiquita enters into another transaction within nine months.

As previously announced on March 10, 2014, the Combination will be effected by means of a scheme of arrangement under section 201 of the Irish Companies Act 1963 (the “Scheme”) and a merger transaction under U.S. law (the “Merger”). Under the terms of the Combination, each of Chiquita and Fyffes will become a wholly owned subsidiary of a new holding company incorporated in Ireland that will be named and registered as ChiquitaFyffes plc (“ChiquitaFyffes”). The Combination is subject to the Conditions set out in Appendix III to this announcement. A copy of the Proxy Statement/Prospectus and a copy of a supplement to the Proxy Statement/Prospectus (the “Supplemental Proxy Statement/Prospectus”), which updates the Proxy Statement/Prospectus to reflect the terms of the revised Combination, is being mailed by Chiquita and Fyffes to their respective shareholders together with (in the case of Fyffes Shareholders) a copy of this announcement and a copy of Chiquita’s updated profit forecast.

The Combination (as revised), including the Scheme Transaction and the Merger, has been unanimously approved by the Board of Chiquita and the Board of Fyffes, and is supported by the management teams of both companies.

The Scheme remains subject to approval by Fyffes Shareholders, and the sanction of the High Court of Ireland, and the Merger remains subject to approval by Chiquita Shareholders. Chiquita has adjourned the Chiquita Shareholders Meeting to consider, among other things, the proposal to adopt the Amended Transaction Agreement to October 24, 2014. Fyffes has adjourned the Court Meeting and EGM to consider, among other things, approval of the Scheme to October 28, 2014.

The adjourned Chiquita Shareholders Meeting will be held at 9.00 am (local time) on October 24, 2014 at NASCAR Plaza, 550 South Caldwell Street, Charlotte, North Carolina 28202, United States.

The adjourned Fyffes Court Meeting and EGM have been reconvened for October 28, 2014 at 10.00 am (Irish time), in the case of the Court Meeting, and at 10.30 am (Irish time), or if later, as soon as possible after the conclusion or adjournment of the Court Meeting, in the case of the EGM, both meetings to be held at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland

Unless the context otherwise requires, capitalised terms in this announcement shall have the meanings set forth in Appendix II.

Revised Consideration

The Combination (as revised) values the entire issued and to be issued share capital of Fyffes at approximately $489 million (€386 million) and each Fyffes share at €1.25 based on Chiquita’s closing share price on October 8, 2014 and a Euro/U.S. dollar exchange rate of 1.27.The actual values received will depend on the trading price of ChiquitaFyffes Shares following consummation of the Scheme Transaction.

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Following the Combination (as revised), Fyffes Shareholders will own approximately 40.4% of ChiquitaFyffes on a fully diluted basis. The Scheme Transaction is expected to be tax-free, for Irish tax purposes, to Fyffes Shareholders. The Merger is expected to be taxable, for U.S. federal income tax purposes, to Chiquita Shareholders.

The revision of the terms of the Combination followed the making by the Cutrale Group and the Safra Group (“Cutrale/Safra”), on an unsolicited basis, of a proposal to acquire Chiquita at a price of $13.00 per share in cash by an entity newly formed by Cutrale/Safra.

Chiquita Background to and Reasons for Recommending the Revision to the Merger

The Chiquita Board approved the Amendment by unanimous written consent dated September 25, 2014 and determined that the terms of the Combination, as amended, will further the strategies and goals of Chiquita and are fair to and in the best interests of Chiquita and its shareholders. The Chiquita Board unanimously recommends that the shareholders of Chiquita vote ‘‘For’’ the adoption of the Amended Transaction Agreement and the approval of the Merger and ‘‘For’’ the other Chiquita proposals at the Chiquita Shareholder Meeting.

In arriving at its determination that the terms of the Combination, including the Merger and the Scheme, are advisable and will further the strategies and goals of Chiquita and recommending adoption of the Amended Transaction Agreement by the Chiquita shareholders, the Chiquita Board was mindful of the factors described in the section entitled ‘‘The Combination — Recommendation of the Chiquita Board of Directors and Chiquita’s Reasons for the Combination’’ beginning on page 69 of the Proxy Statement/Prospectus. The Chiquita Board expressed its belief that those factors were still applicable. In addition, the Chiquita Board consulted with Chiquita’s management, legal advisors, financial advisors and other representatives and considered a number of additional factors, including the following:

•	the recognition by the Board of Chiquita that an all-stock transaction would enable Chiquita’s Shareholders to participate in the long term benefits of a transaction, as opposed to the all-cash transaction proposed by Cutrale/Safra;

•	the fact that the revised ChiquitaFyffes consideration will increase Chiquita Shareholders’ ownership of ChiquitaFyffes by approximately 17.5%, to approximately 59.6% of the equity of ChiquitaFyffes on a fully diluted basis upon consummation of the Combination, and therefore increases Chiquita Shareholders’ ability to participate in the financial benefits of the Combination, including without limitation the $60 million in annualized pre-tax cost synergies targeted for the Combination by the end of 2016[1];

•	the belief of the Chiquita Board, having reviewed the presentation of its financial adviser, that ChiquitaFyffes in the near term has the potential to deliver values greater than the $13.00 per share non-binding, unsolicited offer from Cutrale/Safra;

•	Goldman, Sachs & Co.’s (“Goldman Sachs”) financial analysis of the Combination and the opinion of Goldman Sachs that, as of September 24, 2014, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the merger consideration to be paid to the Chiquita Shareholders (other than Fyffes and its affiliates) pursuant to the Amended Transaction Agreement was fair from a financial point of view to such shareholders. See ‘‘Update to the Combination — Update to Opinion of Chiquita’s Financial Advisor’’ beginning on page 17 of the Supplemental Proxy Statement/Prospectus;

1 Please see the Chiquita Updated Merger Benefit Statement, dated August 27, 2014, which was previously mailed to Fyffes Shareholders.

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•	the belief of the Chiquita Board that the increase in the break fee that may be payable by Chiquita pursuant to the Supplemental Expenses Reimbursement Agreement, which is within the normal range of break fees agreed upon by companies entering into similar transactions, is reasonable in light of, among other things, the increase in consideration represented by the revised Combination terms reflected in the Amendment and the Chiquita Board’s belief that such increase will increase the value to be received by Chiquita’s Shareholders under all scenarios; and

•	the fact that the Amendment continues to allow Chiquita to engage in discussions with Cutrale/Safra so that the Chiquita Board can consider, for the benefit of Chiquita Shareholders, any offer that Cutrale/Safra may present, although there can be no assurance of the terms and conditions of any such offer or that a definitive offer will be made.

Fyffes Background to and Reasons for Recommending the Revision to the Combination

At a meeting of the Fyffes Board on September 23, 2014, the Fyffes Board unanimously recommended that Fyffes Shareholders vote in favour of the Scheme at the Court Meeting and in favour of all of the EGM Resolutions at the EGM. Having taken into account the relevant factors and applicable risks, the Fyffes Board of Directors, which has been so advised by Lazard for the purposes of Rule 3 of the Irish Takeover Rules, unanimously considers the revised terms of the Combination to be fair and reasonable. Consequently, the Fyffes Board unanimously recommends to Fyffes Shareholders that they vote in favour of the revised Scheme at the Court Meeting and the EGM Resolutions at the EGM. In providing its advice, Lazard has taken into account the commercial assessments of Fyffes Board of Directors. Fyffes Shareholders holding shares representing an aggregate of 26.6% of Fyffes outstanding share capital have also reaffirmed their commitments to vote in favour of the Combination.

The Fyffes Board re-examined and reconsidered the matters described in the section entitled ‘‘The Combination — Recommendation of the Fyffes Board of Directors and Fyffes Reasons for the Combination’’ beginning on page 72 of the Proxy Statement/Prospectus. The Fyffes Board expressed its belief that those factors were still applicable. In addition, the Board of Fyffes consulted with Fyffes management, legal advisors, financial advisors and other representatives, reviewed a significant amount of information, and considered a number of additional factors that it believes support its determinations and recommendations, including the following:

•	the recommendation by proxy advisory firms Institutional Shareholder Services (“ISS”), Glass Lewis & Co., LLC and Egan-Jones that Chiquita Shareholders vote ‘‘For’’ the adjournment of the Chiquita Shareholders Meeting which was originally scheduled to be held on September 17, 2014 in light of the Cutrale/Safra proposal and the resulting belief of the Fyffes Board that some modification of the exchange ratio in favour of the Chiquita Shareholders would be necessary in order to obtain the affirmative vote of the Chiquita Shareholders in favour of the Combination;

•	the potential for Fyffes Shareholders, as future ChiquitaFyffes shareholders, to benefit from additional expected operational synergies for the proposed Combination of $20 million for a total of at least $60 million in expected annualized pre-tax cost synergies by the end of 2016, which were identified by Chiquita and Fyffes after additional information became available regarding optimization of sourcing and shipping logistics as well as the output of the information technology integration planning work stream that was established after the proposed combination was first announced;

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•	the terms and conditions of the Amended Transaction Agreement and the Supplemental Expenses Reimbursement Agreement and the course of negotiations of such agreements, including, among other things, the ability of Fyffes to terminate the Amended Transaction Agreement if the approval of Chiquita Shareholders has not been obtained on or prior to October 24, 2014 and the fact that that Chiquita must pay Fyffes an amount equal to 3.5% of the equity value of Chiquita if the Amended Transaction Agreement is terminated under the circumstances specified in the Supplemental Expenses Reimbursement Agreement; and

•	the advice of Lazard to the Fyffes Board that, solely for purposes of Rule 3 of the Irish Takeover Rules, Lazard, having taken into account the commercial assessment of the Fyffes Board, considered the terms of the Combination, as amended, to be fair and reasonable for the purposes of Rule 3 of the Irish Takeover Rules.

The Scheme and Fyffes Shareholder Approval

The Scheme Transaction is being implemented by way of a Scheme of Arrangement pursuant to Irish law. Under the Scheme (which is subject to the Conditions set out in Appendix III to this announcement and which are also set out in Part 5 of the Supplemental Proxy Statement/Prospectus) Fyffes Shareholders will receive the Consideration Shares in return for the cancellation or transfer of the Scheme Shares.

The Scheme of Arrangement is an arrangement made between Fyffes and Fyffes Shareholders under section 201 of the Irish Companies Act 1963 and is subject to the approval of the Irish High Court. If the Scheme becomes effective, all Cancellation Shares will be cancelled pursuant to sections 72 and 74 of the Irish Companies Act 1963 in accordance with the terms of the Scheme. Fyffes will then issue new Fyffes Shares to ChiquitaFyffes in place of the Cancellation Shares cancelled pursuant to the Scheme and ChiquitaFyffes will issue the Consideration Shares to former Fyffes Shareholders. As a result of these arrangements, Fyffes will become a wholly owned subsidiary of ChiquitaFyffes.

To become effective, the Scheme requires, amongst other things, the approval at the Court Meeting of a majority in number of Fyffes Shareholders, present and voting either in person or by proxy, representing three-fourths (75%) or more in value of the Fyffes Shares held by such shareholders, as well as the approval by Fyffes Shareholders of resolutions relating to the implementation of the Scheme at the Fyffes EGM to be held directly after the Court Meeting.

A copy of the Scheme, as modified by order of the Irish High Court on September 1, 2014 and as further modified by order of the High Court dated October 10, 2014 to reflect the revised terms of the Combination, is set out in Part 3 of the Supplemental Proxy Statement/Prospectus.

In compliance with section 202 of the 1963 Act, an explanatory statement was set out at Part 2 to the Proxy Statement/Prospectus. Following the revision to the terms of the Scheme, it was necessary to also amend the explanatory statement and the explanatory statement, as modified by order of the Irish High Court dated October 10, 2014, is set out in Part 2 to the Supplemental Proxy Statement/Prospectus.

The Scheme Transaction is conditional on the Scheme becoming effective and is also subject to the satisfaction of customary closing conditions. As announced on October 3, 2014, the European Commission has, subject to certain limited conditions, provided merger clearance for the Combination, such clearance marking the completion of all necessary regulatory approvals. The Conditions to the Scheme Transaction and the Scheme are set out in full in Appendix III to this announcement.

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Employees

Following the Scheme Transaction becoming or being declared unconditional in all respects, the existing employment rights of the management and employees of the Chiquita Group and the Fyffes Group will be safeguarded in accordance with statutory requirements.

About Chiquita

Chiquita is a leading international marketer and distributor of bananas, salads, other fruits and healthy snacking products. It is headquartered in Charlotte, North Carolina, USA. The company markets its products under the Chiquita® and Fresh Express® brands and other related trademarks. With annual revenues of in excess of $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide.

For press release and other company information, visit Chiquita’s web site at www.Chiquita.com.

About Fyffes

Fyffes is a leading international importer and distributor of tropical produce. It is headquartered in Dublin, Ireland and has operations in Europe, the U.S., Central and South America and has begun operations in Asia. Fyffes activities include the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons. It markets its produce under a variety of trademarks including the Fyffes® and Sol® brands and employs over 12,000 people worldwide.

For press release and other company information, visit Fyffes web site at www.Fyffes.com.

About ChiquitaFyffes

ChiquitaFyffes is currently a private limited company incorporated in Ireland under the name ChiquitaFyffes Limited that was formed solely for the purpose of implementing the Combination. Prior to the Effective Date, ChiquitaFyffes will be re-registered, pursuant to the Companies Acts, as a public limited company. To date, ChiquitaFyffes has not conducted any activities other than those incidental to its formation and the execution of the Transaction Agreement and the Amendment.

On the consummation of the Scheme, (a) Fyffes will become a wholly owned subsidiary of ChiquitaFyffes and (b) MergerSub, a wholly owned indirect subsidiary of ChiquitaFyffes, will merge with and into Chiquita, with the result that the separate corporate existence of MergerSub will cease and Chiquita will continue as the surviving corporation. At the Effective Time, all Chiquita Shares will be cancelled and will automatically be converted into the right to receive ChiquitaFyffes Shares on a one-for-one basis.

At and as of the Effective Time, it is expected that ChiquitaFyffes will be a publicly traded company listed on the NYSE. The combined business will be led by members of management of both companies as follows:

Non-Executive Chairman	Ed Lonergan
Chief Executive Officer	David McCann
Chief Financial Officer	Tom Murphy
Chief Operating Officer – Fresh Fruit	Coen Bos
Chief Operating Officer – Salads & Healthy Snacks	Brian Kocher
Chief Administrative Officer	Kevin Holland
Chief Legal Officer	James E. Thompson
Corporate Responsibility Officer	Manuel Rodriguez

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Fyffes Share Plans

Pursuant to the terms of the Transaction Agreement, and in accordance with Rule 15 of the Irish Takeover Rules, on August 6, 2014 Chiquita and Fyffes wrote to the holders of each outstanding Fyffes employee share option outlining the manner in which such options were to be treated under the terms of the Transaction Agreement. In accordance with the terms of the Fyffes Option Scheme, as amended in connection with the Combination, no Fyffes options may be exercised until seven days following consummation of the Combination. In light of the Amendment, Chiquita and Fyffes sent a further proposal to option holders regarding the changes to the treatment of their options under the terms of the Amended Transaction Agreement. As at October 8, 2014, certain option holders have entered into undertakings to support certain rule changes to the Fyffes Option Scheme. The undertakings relate to a total of 8,990,000 shares under option (being 3% of the total issued share capital of Fyffes as at October 9, 2014).

Delisting and Cancellation of Trading of Chiquita and Fyffes and Admission to Trading of ChiquitaFyffes plc

It is intended that, subject to and following the Scheme becoming effective, and subject to applicable requirements of the NYSE, ChiquitaFyffes will apply for cancellation of the quotation of Chiquita Shares on the NYSE and Fyffes will apply for cancellation of the quotation of Fyffes Shares on the ESM and AIM. The last day of dealing in Fyffes Shares on ESM and AIM and Chiquita Shares on the NYSE will be the last Business Day before the Effective Date (or, in certain circumstances, the Effective Date). It is expected that ChiquitaFyffes Shares will commence trading on NYSE on the Effective Date.

Supplemental Expenses Reimbursement Agreement

Under the Supplemental Expenses Reimbursement Agreement, Chiquita has agreed to pay Fyffes an amount equal to 3.5% of the total value attributable to the issued share capital of Chiquita that is the subject of the Merger calculated based on the closing price of the Chiquita Shares on the business day immediately preceding the event giving rise to the payment obligation. Chiquita has agreed to so reimburse Fyffes if:

(i) the Amended Transaction Agreement is terminated in any of the following circumstances:

•	by Fyffes because the Chiquita Board or any committee thereof withdraws (or modifies in any manner adverse to Fyffes), or proposes publicly to do the same, its recommendation that the Chiquita Shareholders approve the Scheme, unless in either case, the reason for such withdrawal or modification was in response to an Intervening Event that constitutes a Fyffes Material Adverse Effect;

•	by Fyffes because the Chiquita Board approves, recommends, adopts or declares advisable, or proposes publicly to do the same, any Chiquita Alternative Proposal; or

•	by Chiquita, at any time prior to obtaining Chiquita Shareholder Approval, in order to enter into any agreement providing for a Chiquita Superior Proposal; or

(ii) all of the following occur:

•	the Amended Transaction Agreement is terminated by Fyffes for the reason that the Chiquita Shareholder Approval has not been obtained on or prior to October 24, 2014; and

•	a definitive agreement providing for a Chiquita Alternative Proposal is entered into within nine months after such termination.

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A copy of the Supplemental Expenses Reimbursement Agreement is included as Annex B to the Supplemental Proxy Statement/Prospectus.

Amended Transaction Agreement

ChiquitaFyffes Consideration to Fyffes Shareholders

Pursuant to the Amendment, at the Effective Time, each Fyffes Share issued at or before 10:00 p.m., Irish time, on the last business day before the Scheme becomes effective will be cancelled or transferred to ChiquitaFyffes and the holder thereof will receive 0.1113, rather than 0.1567, of a ChiquitaFyffes Share, which will be duly authorised, validly issued, fully paid and non-assessable and free of liens and pre-emptive rights; provided that Fyffes Shareholders will not receive any fractional shares of ChiquitaFyffes pursuant to the Scheme. Such fractional shares will instead be aggregated and sold in the market by the exchange agent, with the net proceeds of any such sale distributed in cash pro rata to the Fyffes Shareholders whose fractional entitlements have been sold.

Termination

The Amendment provides that the Amended Transaction Agreement may be terminated by Fyffes at any time prior to the time the Scheme becomes effective in the event that the Chiquita Shareholder Approval has not been obtained on or prior to October 24, 2014. The other termination events remain unchanged, and are summarised in the Proxy Statement/Prospectus under the heading ‘‘The Transaction Agreement — Termination’’ beginning on page 152 of the Proxy Statement/Prospectus.

A copy of the Amendment is included as Annex A to the Supplemental Proxy Statement/Prospectus.

Chiquita Shareholder Approval

Pursuant to the Amended Transaction Agreement, MergerSub, an indirect wholly owned subsidiary of ChiquitaFyffes will merge with and into Chiquita, with Chiquita continuing as the surviving corporation in the Merger. As a result of that, the Amended Transaction Agreement must be adopted by the affirmative vote of a majority of the votes cast by Chiquita Shareholders at a shareholder meeting to be convened by Chiquita. Chiquita has adjourned the Chiquita Shareholders Meeting to consider, among other things, the proposal to adopt the Amended Transaction Agreement to October 24, 2014.

Chiquita has mailed to its shareholders the definitive Proxy Statement/Prospectus in connection with the Combination, and will mail the Supplemental Proxy Statement/Prospectus, together with another copy of the Proxy Statement/Prospectus, on or after the date of this announcement to each of the Chiquita Shareholders that previously received the Proxy Statement/Prospectus.

Revised Irrevocable Undertakings/Shareholder Support

Balkan Investment Company and certain of its subsidiaries (referred to collectively as the “Balkan Entities”) delivered on September 25, 2014 a Deed of Irrevocable Undertaking (the “Revised Irrevocable Undertaking”) to Chiquita and ChiquitaFyffes in respect of an aggregate of 37,238,334 Fyffes Shares beneficially owned by the Balkan Entities, which shares represent approximately 12.5% of Fyffes outstanding share capital as of that date, pursuant to which the Balkan Entities have confirmed and repeated their undertakings to vote all of such shares in favour of the Scheme, as amended, and to not sell, transfer or otherwise dispose of the shares prior to the Combination as amended becoming effective, subject to certain conditions as summarised in the Proxy Statement/Prospectus under the heading ‘‘Irrevocable Voting Undertaking’’ beginning on page 157 of the Proxy Statement/Prospectus.

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Fyffes received on September 25, 2014 a revised support letter dated September 23, 2014 on behalf of an affiliate of The InterTech Group, Inc. in relation to its entire holdings amounting to 39,034,612 Fyffes Shares in the aggregate, representing approximately 13.1% of Fyffes outstanding share capital as of that date, confirming that so long as the Fyffes Board is supportive of the Combination, as amended, or the Amended Transaction Agreement is not otherwise terminated or materially modified as determined by the affiliate in its sole and absolute discretion, the affiliate will vote all of its Fyffes Shares in favour of any proposal submitted to Fyffes shareholders to approve the Combination, as amended. The affiliate reserves the right to sell or otherwise transfer any or all of its shares to a third party prior to effectiveness of the Combination.

Interests and Short Positions in Fyffes

Save as disclosed above under the heading Fyffes Share Plans and in Part 4 of the Supplemental Proxy Statement/Prospectus, as at October 1, 2014, being the last practicable date for dealings and holdings information prior to this announcement, none of Chiquita or (so far as Chiquita is aware) any person Acting in Concert with Chiquita had any interest, or held any short position, in any relevant securities of Fyffes and none of Chiquita or any person Acting in Concert with Chiquita had any arrangement to which Rule 8.7 applies relating to relevant securities of Fyffes. For these purposes, “arrangement to which Rule 8.7 applies” has the meanings given to those terms in the Irish Takeover Rules. An “arrangement to which Rule 8.7 applies” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which is, or may be, an inducement to one or more of such persons to deal or refrain from dealing in such securities.

General

The acquisition of Fyffes shares contemplated by the Scheme Transaction and the Scheme is made subject to the Conditions and further terms and conditions set out in the Proxy Statement/Prospectus and the Supplemental Proxy Statement/Prospectus. Part 3 of the Supplemental Proxy Statement/Prospectus sets out the Scheme, as modified by order of the High Court dated September 1, 2014 and as further modified by order of the High Court dated October 10, 2014.

Subject to certain conditions, Chiquita may elect to implement the Scheme Transaction and the acquisition of Fyffes shares by way of a takeover offer as an alternative to the Scheme, subject to the provisions of the Amended Transaction Agreement and the consent of the Panel. In such event, the acquisition of Fyffes shares will be implemented on substantially the same terms so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments (including an acceptance condition set at 80% of the shares to which such offer relates or such lesser percentage as Chiquita may, with the consent of the Panel (if required) decide).

The Scheme Transaction and the Scheme will be governed by the laws of Ireland and will be subject to the applicable requirements of the Irish Takeover Rules and applicable laws. Appendix I to this announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to this announcement contains definitions of certain expressions used in this announcement; Appendix III to this announcement contains the Conditions of the Scheme Transaction and the Scheme.

Chiquita and Fyffes shareholders are reminded that, as previously announced on April 29, 2014, Chiquita and Fyffes have amended certain of the conditions to the Combination, which were previously set out in Appendix III to the announcement of Chiquita and Fyffes dated March 10, 2014. The Conditions set out in Appendix III to this announcement contain the Conditions of the Scheme Transaction and the Scheme, as amended in accordance with Appendix I to the joint announcement of Chiquita and Fyffes on April 29, 2014.

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ENQUIRIES

Chiquita

Steve Himes	Ed Loyd
Tel: +1 980 636 5636	Tel: +1 980 636 5145

Goldman Sachs (financial adviser to Chiquita)

Tim Ingrassia	Michael Casey
Tel: +1 212 902 1000	Tel: +44 20 7774 1000

Fyffes

Seamus Keenan, Company Secretary Tel: +353 1 887 2700	Brian Bell Wilson Hartnell PR Tel: +353 1 669 0030 Email: brian.bell@ogilvy.com	Tripp Kyle or Blake Sonnenshein Brunswick Group Tel: +1 212-333-3810

Lazard (financial adviser to Fyffes)

Tim George	Nicholas Shott
Alexander Hecker	Aamir Khan
Tel: +1 212 632 6000	Tel: +44 20 7187 2000

Davy Corporate Finance (corporate broker to Fyffes)

Ivan Murphy

Fergal Meegan

Tel: +353 1 679 6363

The directors of Chiquita accept responsibility for the information contained in this announcement other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Fyffes accept responsibility for the information contained in this announcement relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs is acting as financial adviser to Chiquita and no one else in connection with the Combination and will not be responsible to anyone other than Chiquita for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Combination, the contents of this announcement or any transaction or arrangement referred to herein. Neither Goldman Sachs nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs in connection with this announcement, any statement contained herein or otherwise.

Wells Fargo Securities, LLC is acting as financial adviser to the Chiquita Board and no one else in connection with the Combination and will not be responsible to anyone other than Chiquita for providing the protections afforded to clients of Wells Fargo Securities, LLC or for providing advice in relation to the Combination, the contents of this announcement or any transaction or arrangement referred to herein. Neither Wells Fargo Securities, LLC nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Wells Fargo Securities, LLC in connection with this announcement, any statement contained herein or otherwise.

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Lazard, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to Fyffes and no one else in connection with the matters described in this announcement, and will not be responsible for anyone other than Fyffes for providing the protections afforded to clients of Lazard nor for providing advice in relation to the matters referred to in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

Davy and Davy Corporate Finance each of which is regulated in Ireland by the Central Bank of Ireland, are acting for Fyffes and no one else in relation to the matters referred to herein. In connection with such matters, Davy and Davy Corporate Finance, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Fyffes for providing the protections afforded to their clients or for providing advice in connection with the matters described in this announcement or any matter referred to herein.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Important additional information has been filed and will be filed with the SEC

ChiquitaFyffes has filed with the US Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on 25 July 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. ChiquitaFyffes has filed with the SEC a post-effective amendment to the registration statement on Form S-4 that includes a First Supplement to the Proxy Statement/Prospectus/Scheme Circular. The post-effective amendment to the registration statement on Form S-4 was declared effective by the SEC on October 8, 2014. Each of Chiquita and Fyffes is in the process of mailing the definitive First Supplement to the Proxy Statement/Prospectus/Scheme Circular to each of the Chiquita shareholders that previously received the Proxy Statement/Prospectus and to each of the Fyffes shareholders who appears on the register of shareholders as of the date of the mailing. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT), THE FIRST SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme), the First Supplement to the Proxy Statement/Prospectus/Scheme Circular and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme), the definitive First Supplement to the Proxy Statement/Prospectus/Scheme Circular and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 (Tel: +1 (980) 636 5000, or by contacting Fyffes Investor Relations c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland (Telephone: +353 1 887 2700).

Participants in the solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended 31 December 2013, which was published on 11 April 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended 31 December 2013, which was filed with the SEC on 4 March 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on 11 April 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive Proxy Statement/Prospectus/Scheme Circular that was mailed to shareholders and will be contained in the First Supplement to the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

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Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the transaction involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the transaction, including future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the transaction, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that a condition to closing of the Combination may not be satisfied; the length of time necessary to consummate the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the transaction making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the transaction, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the Combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders.. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of Companies and available at Fyffes website at www.Fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this announcement constitutes an asset valuation.

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Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Fyffes or Chiquita, all “dealings” in any “relevant securities” of Fyffes or Chiquita (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Fyffes or Chiquita, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules. Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Fyffes by Chiquita or “relevant securities” of Chiquita by Fyffes, or by any person “acting in concert” with either of them must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020; fax number +353 1 678 9289.

General

The release, publication or distribution of this announcement in or into certain jurisdictions may restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Scheme Transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Scheme Transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Scheme Transaction should be made only on the basis of the information contained in the Proxy Statement/Prospectus and the Supplemental Proxy Statement/Prospectus or any document by which the Scheme Transaction and the Scheme are made. Chiquita Shareholders and Fyffes Shareholders are advised to read carefully the formal documentation in relation to the proposed Scheme Transaction. This announcement is made pursuant to Rule 2.5 of the Irish Takeover Rules.

There has been no material change in the information previously published by Fyffes or Chiquita in connection with the combination contained in the Form S-4, as previously mailed to Fyffes shareholders, save as disclosed: (a) in the announcement by Fyffes dated August 27, 2014 of Fyffes results for the six month financial period ending June 30, 2014; (b) in the announcement by Chiquita and Fyffes dated August 27, 2014 entitled “Chiquita and Fyffes Provide Updated Synergy Estimates Related To Proposed Combination; (c) in the announcement by Chiquita and Fyffes dated August 27, 2014 entitled “Chiquita Mails Letter To Shareholders”; (d) in the modification of the Scheme of Arrangement as approved by the Irish High Court on September 1, 2014; (e) in Chiquita’s presentations filed with the US Securities and Exchange Commission (“SEC”) on August 27, 2014 and September 2, 2014; (f) in Chiquita’s letter to its shareholders dated September 2, 2014; (g) in the investor presentation filed by Fyffes with the SEC on September 2, 2014; (h) in the investor presentation filed by Fyffes with the SEC on September 17, 2014; (i) as respects interests in relevant securities held, and dealings in Chiquita and Fyffes relevant securities, by parties acting in concert with Chiquita or Fyffes, as has been disclosed in accordance with the Irish Takeover Rules; (j) in the announcement by Chiquita and Fyffes dated September 26, 2014 entitled “Chiquita and Fyfes announce revised Transaction Agreement” and pursuant to the Supplemental Transaction Agreement dated September 25, 2014 and the Supplemental Expenses Reimbursement Agreement dated September 25, 2014 each as described in this announcement; (k) the announcement of Chiquita and Fyffes dated October 3, 2014 entitled “Chiquita and Fyffes receive clearance from the European Commission for Proposed Combination” and (l) in the Supplemental Proxy Statement/Prospectus.

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Fyffes updated profit forecast for the fiscal year ended 31 December 2014, set out in the letter to Fyffes Shareholders entitled “Updated Fyffes Profit Forecast” dated August 27, 2014 which has been mailed to Fyffes Shareholders separately, remains valid for the purposes of the Combination. Solely for the purpose of Rule 28.5 of the Irish Takeover Rules, KPMG and Lazard have indicated that they have no objection to the additional information which they have prepared relating to the Fyffes updated profit forecast and which was included in that letter, as required under Rule 28.3 of the Irish Takeover Rules, continuing to apply.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this announcement will be available to Chiquita employees on Chiquita’s website (www.Chiquita.com) and Fyffes Employees on Fyffes website (www.Fyffes.com).

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APPENDIX I

Sources of information and bases of calculation

Sources of information and bases of calculation

In this announcement, unless otherwise stated or the context otherwise requires, the following bases and sources have been used:

(a)	References to market position are based upon the parties’ estimates of volumes sold;

(b)	The historical share price is sourced from the New York Stock Exchange for Chiquita and from the Irish Stock Exchange Limited for Fyffes;

(c)	The value of the whole of the existing issued share capital of Fyffes is based upon the entire issued ordinary share capital excluding treasury shares at October 9, 2014, namely 297,659,807 Fyffes Shares;

(d)	References to the arrangements in place between Fyffes and Chiquita regarding an expenses reimbursement agreement or a supplemental expenses reimbursement agreement are sourced from the terms of the Expenses Reimbursement Agreement and the Supplemental Expenses Reimbursement Agreement, respectively, both as approved by the Panel;

(e)	The entire issued and to be issued share capital (fully diluted share capital) of Fyffes is calculated on the basis of:

(i)	the number of issued Fyffes Shares, as set out in paragraph (c) above;

(ii)	11,824,000 Fyffes Options outstanding under the Fyffes Option Scheme; and

(iii)	full exercise of the outstanding options;

(f)	Save where otherwise stated, financial and other information concerning Fyffes and Chiquita has been extracted from published sources or from audited financial results of Fyffes and Chiquita;

(g)	References to the arrangements in place between Fyffes and Chiquita regarding a transaction agreement and an amended transaction agreement are sourced from the Transaction Agreement and the Amendment, respectively;

(h)	Information in relation to the volume-weighted average price per Fyffes Share as quoted by Bloomberg (function: VWAP) reflects the 30 trading days from August 28, 2014 up to and including October 8, 2014 (only trading days are included in the average); and

(i)	The Euro to U.S. dollar exchange rate is the closing spot rate on October 8, 2014 as quoted by Bloomberg (function: EURUSD CMPL Curncy).

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APPENDIX II

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

“1963 Act” means the Companies Act 1963, as amended;

“Acting in Concert” has the meaning given to that term in the Irish Takeover Panel Act 1997;

“AIM” means the Alternative Investment Market of the London Stock Exchange plc;

“AIM Rules” means the AIM Rules for Companies published by the London Stock Exchange plc as in force from time to time;

“Amendment” means Amendment No. 1 to the Transaction Agreement dated September 25, 2014;

“Amended Transaction Agreement” means the Transaction Agreement as amended by the Amendment;

“Board of Chiquita” or “Chiquita Board” means the board of directors of Chiquita;

“Board of Fyffes” or “Fyffes Board” means the board of directors of Fyffes;

“Business Day” means any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Cancellation Shares” means the shares in Fyffes that will be cancelled pursuant to the Scheme under sections 72 and 74 of the 1963 Act;

“Chiquita” means Chiquita Brands International, Inc., a New Jersey corporation;

“Chiquita Alternative Proposal” means any bona fide proposal or bona fide offer made by any person for (i) the acquisition of Chiquita by takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Chiquita and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Chiquita’s Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 25% or more of the outstanding Chiquita Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving Chiquita as a result of which the holders of Chiquita Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

“ChiquitaFyffes” means ChiquitaFyffes Limited (formerly known as Twombly One Limited), a private limited company incorporated in Ireland and which shall, prior to the Effective Date, be renamed and re-registered as ChiquitaFyffes plc;

“ChiquitaFyffes Shares” means ordinary shares of ChiquitaFyffes;

“Chiquita Group” means Chiquita and all of its Subsidiaries;

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“Chiquita Material Adverse Effect” means any change, circumstance, development, effect, event or occurrence that has had or would reasonably be expected to have a material adverse effect on, the assets and liabilities (taken as a whole), business, condition (financial or otherwise) or results of operations of Chiquita and its Subsidiaries, taken as a whole; provided, however, that changes, circumstances, developments, effects, events or occurrences after the date of the Transaction Agreement shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect to the extent resulting from (A) changes in general economic or political conditions, financial credit or securities markets in general or in the industries in which Chiquita and its Subsidiaries, taken as a whole, operate; (B) changes in laws of general applicability, U.S. GAAP or other accounting standards or interpretations thereof; (C) acts of war or terrorism; (D) acts of God, calamities, storms, earthquakes, hurricanes, droughts or other natural disasters (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Chiquita or any of its Subsidiaries); (E) changes in bunker (fuel oil) prices or currency exchange rates; (F) a decrease in the market price or trading volume of Chiquita Shares in and of itself, or the fact, in and of itself, that Chiquita failed to meet any projections, forecasts or revenue or earnings predictions (provided that any underlying change, circumstance, development, effect, event or occurrence may be deemed to constitute, and shall be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect); (G) the announcement or the existence of the Transaction Agreement or the transactions contemplated thereby or the performance of and the compliance with the Transaction Agreement (except that this sub-clause (G) shall not apply with respect to Chiquita’s representations and warranties in clause 6.2(c)(iii) of the Transaction Agreement); (H) any litigation brought or threatened by shareholders of Chiquita (whether on behalf of Chiquita or otherwise) in connection with the Transaction Agreement; (I) the taking of any action or the failure to take any action with the express prior written consent of Fyffes; or (J) contingencies, proceedings or other actions described in any publicly filed reports of Chiquita as of the date of the Transaction Agreement (provided, that unanticipated developments with respect to any such contingencies, proceedings or other actions not described in any publicly filed reports of Chiquita as of the Transaction Agreement shall be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect); except if, in the case of sub-clauses (A) and (B), such change, circumstance, development, effect, event or occurrence has a disproportionate effect on Chiquita and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which Chiquita and its Subsidiaries operate;

“Chiquita Merger Parties” means collectively ChiquitaFyffes, Delaware Sub and MergerSub;

“Chiquita Parties” means Chiquita, ChiquitaFyffes, Delaware Sub and MergerSub;

“Chiquita Recommendation”, the recommendation of the Chiquita Board that Chiquita Shareholders vote in favour of the adoption of the Amended Transaction Agreement;

“Chiquita Share Award” means a compensatory award consisting of or denominated in Chiquita Shares, other than any option or other right to acquire Chiquita Shares granted under any Chiquita Share Plan;

“Chiquita Shareholders” means the holders of Chiquita Shares;

“Chiquita Shareholder Approval” means the adoption of the Amended Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders entitled to vote thereon, as required by the New Jersey Business Corporation Act;

“Chiquita Shareholders Meeting” means the meeting of Chiquita Shareholders which was originally scheduled to be held on September 17, 2014, was postponed to October 3, 2014 and which has been adjourned to and will reconvene on October 24, 2014 (and any postponement or adjournment thereof) for the purposes of, among other items, obtaining approval of the adoption of the Amended Transaction Agreement by the affirmative vote of a majority of votes cast by Chiquita Shareholders at such Chiquita Shareholders Meeting;

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“Chiquita Share Plans” means the Chiquita Stock and Incentive Plan, Employee Stock Purchase Plan, and the Restricted Stock Unit Award and Stock Option Award Agreements with Edward F. Lonergan;

“Chiquita Shares” means the common shares of Chiquita, par value $0.01 per share and “Chiquita Share” means any one of them;

“Chiquita Superior Proposal” means an unsolicited written bona fide Chiquita Alternative Proposal made by any person that the Chiquita Board determines in good faith (after consultation with Chiquita’s financial advisers and outside legal counsel) is more favourable to the Chiquita Shareholders than the transactions contemplated by the Transaction Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Chiquita Board considers to be appropriate (it being understood that, for purposes of the definition of “Chiquita Superior Proposal”, references to “25%” and “75%” in the definition of Chiquita Alternative Proposal shall be deemed to refer to “50%”);

“Companies Acts” means the Irish Companies Acts 1963 to 2013;

“Conditions” means the conditions to the Scheme Transaction and the Scheme set out in paragraphs 1, 2, 3, 4 and 5 of Part A of Appendix III of this announcement and “Condition” means any one of them;

“Consideration Shares” means the consideration of 0.1113 ChiquitaFyffes Shares for each Fyffes Share held;

“Court Meeting” means the meeting or meetings of the Fyffes Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to section 201 of the 1963 Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Meeting Resolution” means the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme;

“Court Order” means the order or orders of the High Court sanctioning the Scheme under section 201 of the 1963 Act and confirming the reduction of capital that forms part of it under sections 72 and 74 of the 1963 Act;

“Delaware Sub” means CBII Holding Corporation, a company incorporated in Delaware;

“Effective Date” means the date on which the Scheme becomes effective in accordance with its terms;

“Effective Time” means the time on the Effective Date at which the Court Order and a copy of the minute required by section 75 of the 1963 Act are registered by the Registrar of Companies; provided, that the Scheme shall become effective substantially concurrently with the effectiveness of the Merger, to the extent possible;

“EGM Resolutions” means the resolutions to be proposed at the Fyffes EGM for the purposes of approving and implementing the Scheme, the reduction of capital of Fyffes, changes to the articles of association of Fyffes and such other matters as Fyffes reasonably determines to be necessary for the purposes of implementing the Combination or, subject to the consent of Chiquita (such consent not to be unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Combination;

“Enlarged Group” means ChiquitaFyffes and its post- Combination Subsidiaries, which shall include Chiquita and Fyffes;

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“End Date”, the date that is twelve months after the date of the Transaction Agreement; provided, that if as of such date all Conditions (other than any of Conditions 2(c), 2(d), 3(c), 3(d), 3(e), 3(f), 3(g) or 3(h)) have been satisfied (or, in the sole discretion of the applicable party, waived (where applicable)) or would be satisfied (or, in the sole discretion of the applicable party, waived (where applicable)) if the Combination were completed on such date, the “End Date” shall be the date that is fifteen months after the date of the Transaction Agreement;

“ESM” means the Enterprise Securities Market operated by the Irish Stock Exchange;

“ESM Rules” means the ESM Rules for Companies published by the ISE as in force from time to time;

“EU IFRS”, International Financial Reporting Standards as adopted by the European Union and which were applicable at the respective reporting date;

“EUMR” means the EC Merger Regulation;

“Euro” or “€” means the single currency unit provided for in the Council Regulation (EC) NO974/98 of 8 May 1990, being the lawful currency of Ireland;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Expenses Reimbursement Agreement” means the expenses reimbursement agreement dated March 10, 2014 between Chiquita and Fyffes, the terms of which have been approved by the Panel;

“Fyffes” means Fyffes plc, a company incorporated in Ireland with registered number 73342 having its registered office at 29 North Anne Street, Dublin 7 Ireland;

“Fyffes Alternative Proposal” means any bona fide proposal or bona fide offer made by any person (other than a proposal or offer by Chiquita or any person Acting in Concert with Chiquita pursuant to Rule 2.5 of the Irish Takeover Rules) for (i) the acquisition of Fyffes by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Fyffes and its Subsidiaries, taken a whole measured by either book value or fair market value (including equity securities of Fyffes Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 25% or more of the outstanding Fyffes Shares; or (iv) any merger, business combination, consolidation share exchange, recapitalisation or similar transaction involving Fyffes as a result of which the holders of Fyffes Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

“Fyffes Change of Recommendation” shall mean if the Fyffes Board or any committee thereof shall (except as set out in clauses 5.3(d), (e) and (f) of the Transaction Agreement) (A) withdraw (or modify in any manner adverse to Chiquita), or propose publicly to withdraw (or modify in any manner adverse to Chiquita), its recommendation that Fyffes Shareholders vote in favour of the EGM Resolutions (or its recommendation that Fyffes Shareholders accept the takeover offer, as applicable), or (B) approve, recommend, adopt, or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable, any Fyffes Alternative Proposal;

“Fyffes Employees” means the employees of any member of the Fyffes Group;

“Fyffes Equity Award Holders” means the holders of Fyffes Options and/or Fyffes Share Awards;

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“Fyffes Extraordinary General Meeting” or “Fyffes EGM” means the extraordinary general meeting of the Fyffes Shareholders (and any adjournment thereof) convened in connection with the Scheme;

“Fyffes Group” means Fyffes and all of its Subsidiaries;

“Fyffes Material Adverse Effect” means any change, circumstance, development, effect, event or occurrence that has had or would reasonably be expected to have a material adverse effect on, the assets and liabilities (taken as a whole), business, condition (financial or otherwise) or results of operations of Fyffes and its Subsidiaries, taken as a whole; provided, however, that changes, circumstances, developments, effects, events or occurrences after the date of the Transaction Agreement shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect to the extent resulting from (A) changes in general economic or political conditions, financial credit or securities markets in general or in the industries in which Fyffes and its Subsidiaries, taken as a whole, operate; (B) changes in Laws of general applicability, EU IFRS or other accounting standards or interpretations thereof; (C) acts of war or terrorism; (D) acts of God, calamities, storms, earthquakes, hurricanes, droughts or other natural disasters (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Fyffes or any of its Subsidiaries); (E) changes in bunker (fuel oil) prices or currency exchange rates; (F) a decrease in the market price or trading volume of Fyffes Shares in and of itself, or the fact, in and of itself, that Fyffes failed to meet any projections, forecasts or revenue or earnings predictions (provided that any underlying change, circumstance, development, effect, event or occurrence may be deemed to constitute, and shall be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect); (G) the announcement or the existence of the Transaction Agreement or the transactions contemplated thereby or the performance of and the compliance with the Transaction Agreement (except that this sub-clause (G) shall not apply with respect to Fyffes representations and warranties in clause 6.1(c)(iii) of the Transaction Agreement); (H) any litigation brought or threatened by shareholders of Fyffes (whether on behalf of Fyffes or otherwise) in connection with the Transaction Agreement; (I) the taking of any action or the failure to take any action with the express prior written consent of Chiquita; or (J) contingencies, proceedings or other actions described in any publicly filed reports of Fyffes as of the date of the Transaction Agreement (provided, that unanticipated developments with respect to any such contingencies, proceedings or other actions not described in any publicly filed reports of Fyffes as of the date of the Transaction Agreement shall be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect); except if, in the case of sub-clauses (A) and (B), such change, circumstance, development, effect, event or occurrence has a disproportionate effect on Fyffes and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which Fyffes and its Subsidiaries operate;

“Fyffes Option” means an option to acquire Fyffes Shares;

“Fyffes Option Scheme” means the Fyffes 2007 Share Option Scheme;

“Fyffes Share Award” any Share or other Share-based award pursuant to the Fyffes Profit Share Scheme, the Fyffes Short Term Incentive Plan (to the extent relating to the issuance of Fyffes Shares or deferred Fyffes Shares), the Fyffes Share Incentive Plan and the Fyffes Employee Benefit Trust;

“Fyffes Shareholder Approval” means (i) the approval of the Scheme by a majority in number of the Fyffes Shareholders representing three-fourths (75%) or more in value of the Fyffes Shares held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) and (ii) the EGM Resolutions being duly passed by the requisite majority of Fyffes Shareholders at the Fyffes Extraordinary General Meeting (or at any adjournment of such meeting);

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“Fyffes Shareholders” means the holders of Fyffes Shares;

“Fyffes Shares” means the ordinary shares of €0.06 each in the capital of Fyffes and “Fyffes Share” means any one of them;

“Fyffes Superior Proposal” means an unsolicited written bona fide Fyffes Alternative Proposal made by any person that the Fyffes Board determines in good faith (after consultation with Fyffes financial advisers and outside legal counsel) is more favourable to the Fyffes Shareholders than the transactions contemplated by the Transaction Agreement, taking into account (i) any revisions to the terms of the transactions contemplated by the Transaction Agreement proposed by Chiquita in respect of such Fyffes Alternative Proposal in accordance with clauses 5.3(d) and/or 5.3(e) of the Transaction Agreement and (ii) such financial regulatory, legal and other aspects of such proposal as the Fyffes Board considers to be appropriate (it being understood that, for purposes of the definition of “Fyffes Superior Proposal”, references to “25%” and “75%” in the definition of Fyffes Alternative Proposal shall be deemed to refer to “50%”);

“Goldman Sachs” means Goldman Sachs & Co., Goldman Sachs International and affiliates;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as

amended, and the rules and regulations promulgated thereunder;

“Intervening Event” means with respect to Fyffes or Chiquita, as applicable, a material change, circumstance, development, effect, event or occurrence that was not known to the Fyffes Board or Chiquita Board, as applicable, on the date of the Transaction Agreement, which event, development, occurrence, state of facts or change becomes known to the Fyffes Board or Chiquita Board, as applicable, before the Fyffes Shareholder Approval or Chiquita Shareholder Approval, as applicable, is obtained; provided, that (i) in no event shall any action taken by either party pursuant to and in compliance with the affirmative covenants set forth in clause 7.2 of the Transaction Agreement, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, a party or any of its Subsidiaries constitute an Intervening Event with respect to the other party unless such event, development, occurrence, state of facts or change has had or would reasonably be expected to have a Fyffes Material Adverse Effect (if such other party is Chiquita) or a Chiquita Material Adverse Effect (if such other party is Fyffes), (iii) in no event shall the receipt, existence of or terms of a Fyffes Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to Fyffes and (iv) in no event shall the receipt, existence of or terms of a Chiquita Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to Chiquita;

“Ireland” means the island of Ireland, excluding Northern Ireland and the word “Irish” shall be construed accordingly;

“Irish High Court” or “High Court” means the High Court of Ireland;

“Irish Takeover Rules” means the Irish Takeover Panel Act 1997, Takeover Rules 2013;

“Irish Stock Exchange” means The Irish Stock Exchange Limited;

“Lazard” means Lazard & Co., Limited;

“London Stock Exchange” means London Stock Exchange plc;

“Merger” means the merger of MergerSub with and into Chiquita in accordance with the Transaction Agreement;

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“MergerSub” means Chiquita Merger Sub, Inc., a company incorporated in New Jersey;

“Northern Ireland” means the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland;

“NYSE” means the New York Stock Exchange;

“Panel” means the Irish Takeover Panel;

“Registrar of Companies” means the Registrar of Companies in Ireland;

“Resolutions” means the resolutions to be proposed at the Fyffes EGM and Court Meeting required to effect the Scheme, which will be set out in the Scheme Circular;

“Restricted Jurisdiction” means the jurisdictions in which the release, publication or distribution of this announcement may restricted by the laws of those jurisdictions;

“Scheme” or “Scheme of Arrangement” means the proposed scheme of arrangement under Section 201 of the 1963 Act and the capital reduction under sections 72 and 74 of the 1963 Act to effect the Scheme Transaction pursuant to the Amended Transaction Agreement, as set out in the Supplemental Proxy Statement/Prospectus including any revision thereof as may be agreed between the parties in writing;

“Proxy Statement/Prospectus” means the registration statement on Form S-4 of ChiquitaFyffes, dated August 6, 2014 which was declared effective by the SEC on July 25, 2014;

“Scheme Recommendation” means the recommendation of the Fyffes Board that Fyffes Shareholders vote in favour of the Resolutions;

“Scheme Shares” has the meaning assigned to that term in the Scheme;

“Scheme Transaction” means the proposed acquisition by ChiquitaFyffes of Fyffes by means of the Scheme or a takeover offer (and any such Scheme or takeover offer as it may revised, amended or extended from time to time) pursuant to the Amended Transaction Agreement (whether by way of the Scheme or the takeover offer) (including the issuance by ChiquitaFyffes of the aggregate Consideration Shares pursuant to the Scheme or the takeover offer), as described in this announcement and provided for in the Amended Transaction Agreement;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the United States Securities Act of 1933, as amended;

“Subsidiary” means in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power (provided that the Chiquita Merger Parties shall be deemed to be Subsidiaries of Chiquita for the purposes of the Transaction Agreement);

“Supplemental Expenses Reimbursement Agreement” means the supplemental expenses reimbursement agreement dated September 25, 2014 between Chiquita and Fyffes, the terms of which have been approved by the Panel;

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“Supplemental Proxy Statement/Prospectus” means the supplement to the Proxy Statement/Prospectus which is contained in Post–Effective Amendment No. 3 to the Proxy Statement/Prospectus declared effective by the SEC on October 8, 2014 and which contains, amongst other things, (i) the notice of the reconvened Chiquita Shareholders Meeting (ii) the Scheme, as modified by order of the High Court dated September 1, 2014 and as further modified by order of the High Court dated October 10, 2014 (iii) the notices of the reconvened Court Meeting and reconvened Fyffes EGM (iv) an explanatory statement (as modified by order of the High Court dated October 10, 2014) as required by section 202 of the 1963 Act with respect to the Scheme (as modified) and (v) other information required pursuant to the 1963 Act and the Irish Takeover Rules;

“Transaction Agreement” means the Transaction Agreement dated March 10, 2014 between Chiquita, ChiquitaFyffes, Delaware Sub, MergerSub and Fyffes in relation to the implementation of the Scheme and the Scheme Transaction, as set out in an appendix to the announcement made by Chiquita and Fyffes on March 10, 2014 pursuant to Rule 2.5 of the Irish Takeover Rules (and, where appropriate and in accordance with the terms of the Amendment, “Transaction Agreement” in this Appendix II and Appendix III means the Amended Transaction Agreement);

“United States” or “U.S.” means the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

“U.S. GAAP” means U.S. generally accepted accounting principles; and

“Voting Record Time” means the time and date specified as the voting record time for the Court Meeting (or any adjournment thereof) in the Supplemental Proxy Statement/Prospectus.

All amounts contained within this document referred to by “$” and “c” refer to the U.S. dollar and U.S. cents. Any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise. Words importing the singular shall include the plural and vice versa and words supporting the masculine shall include the feminine or neuter gender.

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APPENDIX III

Conditions of the Scheme Transaction and the Scheme

Part A

The Scheme Transaction and the Scheme will comply with the Irish Takeover Rules and, where relevant, the rules and regulations of the United States Securities Exchange Act of 1934 (as amended) (the “Exchange Act”), the AIM Rules and the ESM Rules and the rules and regulations of the NYSE, and are subject to the conditions set out in this announcement and set out in the Proxy Statement/Prospectus and the Supplemental Proxy Statement Prospectus. The Scheme Transaction and the Scheme are governed by the laws of Ireland and subject to the exclusive jurisdiction of the courts of Ireland, which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another state after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another state pursuant to an Irish judgement. For purposes of this Appendix III, to the extent the usage of such term is not clear, capitalised terms shall have the meanings set forth in the Transaction Agreement contained in Annex A to the Proxy Statement/Prospectus, save where those capitalised terms are otherwise defined in Appendix II of this announcement. Brief summaries of the representations and warranties in the Transaction Agreement referred to in this Part A are contained in Part B of this Appendix III. The full text of the representations and warranties are contained in the Transaction Agreement as set out in Annex A to the Proxy Statement/Prospectus.

The Scheme Transaction and the Scheme will be subject to the following conditions:

1.	The Scheme Transaction will be conditional upon the Scheme becoming effective and unconditional by not later than the End Date (or such earlier date as may be specified by the Panel, or such later date as Chiquita and Fyffes may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow).

2.	The Scheme will be conditional upon:

(a)	the approval of the Scheme by a majority in number of the Fyffes Shareholders representing three-fourths (75%) or more in value of the Fyffes Shares, at the Voting Record Time, held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting);

(b)	the resolutions to be proposed at the Fyffes Extraordinary General Meeting for the purposes of approving and implementing the Scheme and the reduction of capital of Fyffes, authorizing the directors of Fyffes to allot new ordinary shares in Fyffes to ChiquitaFyffes on the Scheme and the reduction of capital becoming effective, making the necessary amendments to the articles of association of Fyffes to provide that any ordinary shares of Fyffes that are issued at or after the record time for the Scheme are acquired by ChiquitaFyffes for the Scheme Consideration and approving such other matters as Fyffes reasonably determines to be necessary for the purposes of implementing the Scheme Transaction or, subject to the consent of Chiquita (such consent to be not unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Scheme Transaction and set out in the notice of the Fyffes Extraordinary General Meeting being duly passed by the requisite majority of Fyffes Shareholders at the Fyffes Extraordinary General Meeting (or at any adjournment of such meeting);

(c)	the sanction by the High Court (with or without modification) of the Scheme pursuant to Section 201 of the Act and the confirmation of the reduction of capital involved therein by the High Court (the date on which the condition in this paragraph 2(c) is satisfied, the “Sanction Date”); and

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(d)	office copies of the Court Order and the minute required by Section 75 of the Act in respect of the reduction (referred to in paragraph 2(c)), being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the reduction of capital involved in the Scheme by the Registrar of Companies.

3.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, the Combination will also be conditional upon the following matters having been satisfied or waived on or before the Sanction Date:

(a)	the adoption of the Amended Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders entitled to vote thereon, as required by the New Jersey Business Corporation Act;

(b)	the NYSE shall have authorised, and not withdrawn such authorisation, for listing all of the Share Consideration to be issued in the Combination and all of the ChiquitaFyffes Shares (including any ChiquitaFyffes Shares issuable upon the exercise of outstanding equity awards and/or conversion of the Convertible Notes) to be delivered pursuant to the Merger subject to satisfaction of any conditions to which such approval is expressed to be subject;

(c)	all applicable waiting periods under the HSR Act shall have expired or been terminated, in each case in connection with the Combination and/or the Merger, as the case may be;

(d)	the issuing by the European Commission (the “Commission”) of a final decision under Article 6.1(b), Article 8(1) or Article 8(2) of the EC Merger Regulation (the “EUMR”), declaring the Combination and/or the Merger, as the case may be, compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed to by the parties pursuant to Clause 7.2 of the Transaction Agreement;

(e)	to the extent that all or part of the Combination and/or the Merger, as the case may be, is referred by the Commission under Articles 9(1) or 9(5) of the EUMR, or under Article 6(1) of Protocol 24 of the Agreement on the European Economic Area, to the Relevant Authority of one or member countries of the European Economic Area, the issuing by such Relevant Authority or Authorities (in case of a partial referral, in conjunction with a final decision of the Commission) of a final decision or decisions which satisfy (or together satisfy) Condition 3(d) above (that clause being interpreted mutatis mutandis);

(f)	all other required regulatory clearances shall have been obtained and remain in full force and effect and all applicable waiting periods shall have expired, lapsed or been terminated (as appropriate), in each case in connection with the Combination and/or the Merger, as the case may be, under the antitrust, competition or foreign investment laws of any applicable jurisdiction in which Fyffes or Chiquita conducts its operations that has or asserts jurisdiction over the Transaction Agreement, the Combination, the Merger or the Scheme if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to result in a material adverse effect on (A) ChiquitaFyffes and its Subsidiaries, taken as a whole (following the consummation of the Combination and the Merger) or (B) the benefits anticipated to be realized by Chiquita and Fyffes as a result of the transactions contemplated by the Transaction Agreement;

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(g)	no injunction, restraint or prohibition by any court of competent jurisdiction or Antitrust Order by any Relevant Authority which prohibits consummation of the Combination or the Merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed) a Burdensome Condition shall have been entered and shall continue to be in effect;

(h)	the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking any stop order; and

(i)	the Transaction Agreement shall not have been terminated in accordance with its terms.

4.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, the Chiquita Parties’ obligation to effect the Scheme Transaction will also be conditional upon the following matters having been satisfied (or waived by Chiquita) on or before the Sanction Date:

(a)	(i) (x) The representations and warranties of Fyffes set forth in clauses 6.1(b)(i), the second sentence of Clause 6.1(j) and 6.1(t) of the Transaction Agreement (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (except in the cause of clause 6.1(b)(i) for any de minimis inaccuracy) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, (y) the representations and warranties of Fyffes set forth in clauses 6.1(b)(ii) to (v) (inclusive) (to the extent relating to shares in the capital of Fyffes) (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date and (z) the representations and warranties of Fyffes set forth in clause 6.1(c)(i) of the Transaction Agreement shall be true and correct other than as would not materially impede or prevent the consummation of the Scheme Transaction at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (the representations and warranties referred to in this sub-clause (i), the “Specified Fyffes Representations” are listed in Part B of this Appendix III and contained in the Transaction Agreement), (ii) the representations and warranties of Fyffes set forth in clause 6.1 of the Transaction Agreement other than the Specified Fyffes Representations (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (without giving effect to any materiality qualifiers contained therein) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect; provided that with respect to sub-clauses (i) and (ii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i) and/or (ii), as applicable), only with respect to such date or period;

(b)	Fyffes shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by it prior to the Sanction Date; and

(c)	Fyffes shall have delivered to Chiquita a certificate, dated as of the Sanction Date and signed by an executive officer of Fyffes, certifying on behalf of Fyffes to the effect that the conditions set forth in paragraphs 4(a) and 4(b) have been satisfied.

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5.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, Fyffes obligation to effect the Scheme Transaction will also be conditional upon the following matters having been satisfied (or waived by Fyffes) on or before the Sanction Date:

(a)	(i) (x) The representations and warranties of Chiquita and ChiquitaFyffes set forth in clauses 6.2(b)(i), the second sentence of 6.2(j) and 6.2(u) of the Transaction Agreement (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (except in the case of clause 6.2(b)(i) for any de minimis inaccuracy) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, (y) the representations and warranties of Chiquita and ChiquitaFyffes set forth in clauses 6.2(b)(ii) and 6.2(b)(iii) of the Transaction Agreement (to the extent relating to shares in the capital of Chiquita) (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date and (z) the representations and warranties of Chiquita and ChiquitaFyffes set forth in clause 6.2(c)(i) of the Transaction Agreement shall be true and correct other than as would not materially impede or prevent the consummation of the Scheme Transaction at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (the representations and warranties referred to in this sub-clause (i), the “Specified Chiquita Representations” are listed in Part B of this Appendix III and contained in the Transaction Agreement), (ii) the representations and warranties of Chiquita and ChiquitaFyffes set forth in clause 6.2 of the Transaction Agreement other than the Specified Chiquita Representations (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (without giving effect to any materiality qualifiers contained therein) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect; provided that with respect to sub-clauses (i) and (ii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i) and/or (ii), as applicable), only with respect to such date or period;

(b)	The Chiquita Parties shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by them prior to the Sanction Date; and

(c)	Chiquita shall have delivered to Fyffes a certificate, dated as of the Sanction Date and signed by an executive officer of Chiquita, certifying on behalf of Chiquita to the effect that the conditions set forth in paragraphs 5(a) and 5(b) have been satisfied.

6.	Subject to the requirements of the Panel:

(a)	Chiquita and Fyffes reserve the right (but shall be under no obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in paragraph 3 (provided that both parties agree to any such waiver);

(b)	Chiquita reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of conditions in paragraph 4; and

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(c)	Fyffes reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the conditions in paragraph 5.

7.	The Scheme will lapse unless it is effective on or prior to the End Date.

8.	If Chiquita is required to make an offer for Fyffes Shares under the provisions of Rule 9 of the Takeover Rules, Chiquita may make such alterations to any of the conditions set out in paragraphs 1, 2, 3, 4 and 5 above as are necessary to comply with the provisions of that rule.

9.	Chiquita reserves the right, subject to the prior written approval of the Panel, to effect the Scheme Transaction by way of a takeover offer in the circumstances described in and subject to the terms of clause 3.6 of the Transaction Agreement. Without limiting clause 3.6 of the Transaction Agreement, in such event, such offer will be implemented on terms and conditions that are at least as favourable to the Fyffes Shareholders (except for an acceptance condition set at 80% of the nominal value of the Fyffes Shares to which such an offer relates and which are not already in the beneficial ownership of Chiquita so far as applicable) as those which would apply in relation to the Scheme.

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APPENDIX III

Part B

Conditions of the Scheme Transaction and the Scheme

Transaction Agreement Clause Reference The Specified Fyffes Representations
Clause 6.1(b)(i) (Capital)
The second sentence of Clause 6.1(j) (Absence of Certain Changes or Events)
Clause 6.1(t) (Finders or Brokers)
Clause 6.1(b)(ii) to Clause 6.1(b)(v) (inclusive) (Capital)
Clause 6.1(c)(i) (Corporate Authority Relative to this Agreement; No Violation)

Transaction Agreement Clause Reference The representations and warranties of Fyffes other than the Specified Fyffes Representations
Clause 6.1(a) (Qualification, Organisation, Subsidiaries, etc.) and Clause 6.1(a)(i) (Subsidiaries)
Clause 6.1(b)(vi) (Capital)
Clause 6.1(c)(ii) and Clause 6.1(c)(iii) (Corporate Authority Relative to this Agreement; No Violation)
Clause 6.1(d)(i) and Clause 6.1(d)(ii) (Reports and Financial Statements)
Clause 6.1(e) (Internal Controls and Procedures)
Clause 6.1(f) (No Undisclosed Liabilities)
Clause 6.1(g)(i) to Clause 6.1(g)(iii) (inclusive) (Compliance with Law; Permits)
Clause 6.1(h)(i) to Clause 6.1(h)(vii) (inclusive) (Environmental Law and Regulations)
Clause 6.1(i)(i) to Clause 6.1(i)(iv) (inclusive) (Employee Benefit Plans)
Clause 6.1(j) (excluding the second sentence) (Absence of Certain Changes or Events)
Clause 6.1(k) (Investigations; Litigation)
Clause 6.1(l) (Information Supplied)
Clause 6.1(m)(i) and Clause 6.1(m)(ii) (Tax Matters)

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Clause 6.1(n)(i) and Clause 6.1(n)(ii) (Labour Matters)
Clause 6.1(o) (Intellectual Property)
Clause 6.1(p)(i) to Clause 6.1(p)(viii) (inclusive) (Real Property)
Clause 6.1(q) (Required Vote of Fyffes Shareholders)
Clause 6.1(r)(i) and Clause 6.1(r)(ii) (Material Contracts)
Clause 6.1(s) (Insurance)
Clause 6.1(u)(i) and Clause 6.1(u)(ii) (Anti-Corruption)
Clause 6.1(v) (No Other Representations)

Transaction Agreement Clause Reference The Specified Chiquita Representations
6.2(b)(i) (Capital Stock)
The second sentence of Clause 6.2(j) (Absence of Certain Changes or Events)
Clause 6.2(u) (Finders or Brokers)
Clause 6.2(b)(ii) and Clause 6.2(b)(iii) (Capital Stock)
Clause 6.2(c)(i) (Corporate Authority Relative to this Agreement; No Violation)

Transaction Agreement Clause Reference The representations and warranties of Chiquita other than the Specified Chiquita Representations
Clause 6.2(a)(Qualification, Organisation, Subsidiaries, etc.), Clause 6.2(a)(i) (Subsidiaries) and Clause 6.2(a)(ii) (Chiquita Merger Parties)
Clause 6.2(b)(iv) to Clause 6.2(b)(vi) (Capital Stock)
Clause 6.2(c)(ii) and Clause 6.2(c)(iii) (Corporate Authority Relative to this Agreement; No Violation)
Clause 6.2(d)(i) and Clause 6.2(d)(ii) (Reports and Financial Statements)
Clause 6.2(e) (Internal Controls and Procedures)
Clause 6.2(f) (No Undisclosed Liabilities)
Clause 6.2(g)(i) to Clause 6.2(g)(iii) (inclusive) (Compliance with Law; Permits)
Clause 6.2(h)(i) to Clause 6.2(h)(vi) (inclusive) (Environmental Law and Regulations)

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Clause 6.2(i)(i) to Clause 6.2(i)(v) (inclusive) (Employee Benefit Plans)
Clause 6.2(j) (excluding the second sentence) (Absence of Certain Changes or Events)
Clause 6.2(k) (Investigations; Litigation)
Clause 6.2(l) (Information Supplied)
Clause 6.2(m)(i) to Clause 6.2(m)(x) (inclusive) (Tax Matters)
Clause 6.2(n)(i) and Clause 6.2(n)(ii) (Labour Matters)
Clause 6.2(o) (Intellectual Property)
Clause 6.2(p)(i) to Clause 6.2(p)(viii) (inclusive) (Real Property)
Clause 6.2(q) (Opinion of Financial Advisor)
Clause 6.2(r) (Required Vote of Chiquita Shareholders)
Clause 6.2(s)(i) to Clause 6.2(s)(ii) (Material Contracts)
Clause 6.2(t) (Insurance)
Clause 6.2(v)(i) and Clause 6.2(v)(ii) (Anti-Corruption)
Clause 6.2(w) (No Other Representations)

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